UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

GOLDEN BULL LIMITED

Golden Bull Limited Reports Six Months Ended June 30, 2019 Financial Results

January 30, 2020 - Golden Bull Limited (NASDAQ: DNJR) (“Golden Bull” or the “Company”), formerly an online finance marketplace, or “peer-to-peer” (“P2P”) lending company in China that provided borrowers access to short-term loans today announced its financial results for the six months ended June 30, 2019. As previously announced, as a result of a policy change by the Chinese government, the Company shut down its peer-to-peer lending business and is commencing operations in the auto rental business and bitcoin mining business.

Six Months Ended June 30, 2019 Financial Highlights (all comparable to the prior year period):

●	Total revenues for the six months ended June 30, 2019 decreased by 13% to approximately $4.5 million from approximately $5.2 million for the six months ended June 30, 2018.
●	Total number of loans facilitated for the six months ended June 30, 2019 decreased by 15.4% to 2,615 loans facilitated from 3,090 loans facilitated for the six months ended June 30, 2018.
●	Total loan volume in dollar facilitated for the six months ended June 30, 2019 decreased by 15.3% to approximately $66 million from $77.9 million for the six months ended June 30, 2018.
●	Net loss for the six months ended June 30, 2019 increased by 769.5 % to approximately $6.5 million from approximately $0. 7million for the six months ended June 30, 2018.

Management Commentary

From the first half of 2019, the total loans decreased greatly. It is mainly because of the recession of the “P2P” business in China. With the policy change from the regulatory authorities, P2P companies were suffering revenue decreasing and default loans increasing. As one of the “P2P” companies, we were affected greatly resulting the loss for the first half of 2019. The emerging of increasing default loans had led to the decreased lenders and more default loans on our platform. The lenders’ confidence had been damaged. Many lenders decided to stop lending and some borrowers stopped paying on purpose given the business environment. However, we expect our new businesses to drive the growth for the Company.

Recent Developments

Nasdaq Request for information

On November 11, 2019, Nasdaq Regulation requested information from Golden Bull Limited (the “Company”) in connection with a suspension of trading in the Company’s securities. The request and suspension resulted from the Company’s filing on October 31, 2019 of a Form 6-K, in which it disclosed, among other things, that:

“On October 31, 2019, the Pudong Branch of the Shanghai Public Security Bureau (“the Bureau”) announced on its website that it has completed its investigations against Shanghai Dianniu Internet Finance Information Service co., Ltd. (“Dianniu”), the Company’s variable interest entity, for suspected illegal collection of public deposits. The Bureau has taken criminal enforcement measures against 17 suspects in the case, detaining 6 suspects.”

The Company disclosed on December 5, 2019 to Nasdaq that the reason for the shutdown of its P2P lending business in China and the ensuing investigation by the Bureau was because of a policy change of the Chinese Government. From 2015 to 2019, the guidance for this business from the government changed from supporting it, to limiting it, to finally shutting it down. This change has affected nearly 3,000 companies. Management of the Company believes, that it has taken the right steps since March 2018 to position the Company, in the car rental business and bitcoin mining business.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and are results for each quarter during the six months ended 2018 and the six months ended June 30, 2019, are set forth in the table below.

	For the three months ended March 31, 2018	For the three months ended June 30, 2018
Number of loans facilitated (1)	1,953	1,137
Number of borrowers (2)	265	240
Loan volume (in $ millions) (3)	50.2	27.6
Reinvestment rate of existing lenders(4)	29.6%	44.2%
Number of new lenders that made a loan	5,086	1,952
Number of lenders that made a loan	6,651	3,398
Re-borrowing rate of existing borrowers(5)	98.5%	86.3%
Number of new borrowers	76	17

(Footnotes on following page)

	For the three months ended March 31, 2019	For the three months ended June 30, 2019
Number of loans facilitated (1)	2,155	460
Number of borrowers (2)	1,506	459
Loan volume (in $ millions) (3)	55	11
Reinvestment rate of existing lenders(4)	58.46%	81.62%
Number of new lenders that made a loan	2,957	329
Number of lenders that made a loan	4,622	1,344
Re-borrowing rate of existing borrowers	43.09%	89.76%
Number of new borrowers	1,294	47

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period.

(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

(4)	Reinvestment rate is equal to the existing lenders who have invested twice or more during the quarter, divided by the total of existing lenders and new lenders during the quarter.

(5)	Re-borrowing rate is equal to the borrowers who have borrowed twice or more during the quarter, divided by total borrowers during the quarter.

As mentioned above, due to the policy change of the government, the key metrics had showed the decreases of number of loans facilitated, number of borrowers and loan volume. The Company expects to have the new businesses include car rental and bitcoin mining to drive the growth. And the above data could not precisely estimate the future revenues due to the uncertainty of new businesses.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

On January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of January 1, 2018. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration we expect to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

All of our income from inception to 2019 is generated in China. We facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral. Our primary sources of revenue consist of fees received for transactions through our platform and include transaction and management fees, which are described in further detail below.

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	USD	USD
Turnover:
Transaction Fees	2,178,031.88	2,496,120.00
Management Fees	2,369,399.90	2,726,514.00
Cost of sales	(19,377.56)	(314,883.00)
Gross profit	4,528,054.22	4,907,751.00

Transaction Fees: Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform. These fees are recognized as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

Management Fees: Loan borrowers pay a management fee on each loan payment to compensate us for services provided in connection with facilitation of the loan transactions, including review of a borrower’s application with required supporting documentation, evaluation of such borrower’s credit, assessing and verification of collaterals as well as the maintenance of profiles in our system. The Company records management fees as a component of operating revenue at the time of loan issuance. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the issuance of loan.

In applying judgment, the Company considered customers’ expectations of performance, materiality and the core principles of ASC Topic 606. The aforementioned revenues are recognized and the Company’s performance obligations (control of services) are generally transferred to the customers at the time of loan issuance. The Company’s contracts with borrowers generally do not include any variable consideration.

Sales Taxes: Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 6% starting in April 2017 (3% prior to March 2017) of the gross proceed or at a rate approved by the Chinese local government. Transaction fees and management fees that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 10% of the VAT. VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Valuation Allowance: In May 2019, the financial regulatory authority of Shanghai issued the list of online lending companies that should exit the P2P lending industry after full payment of outstanding balance of loans. Furthermore, in May 2019, the financial regulatory authority of Shanghai required the Company to gradually scale down the outstanding balance of loans it facilitated, to reduce the number of lenders and borrowers. As a result of these regulatory requirements, the Company’s operation performance was far below expectations. The Company expected that these unfavorable regulatory changes have affected and could continue to affect our business negatively.

Based on our evaluation of regulatory and business environment of the P2P lending industry, the Company provided a new forecast. The forecast estimated net losses of $1.2 million, $0.6 million, $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively, leading to a full valuation allowance on the deferred tax assets.

Though the full valuation allowance of deferred tax assets was estimated as a result of increasing negative evidence after the filing of Form 20-F on April 30, 2019, the Company believes it is a result of regulatory requirements which did not exist on December 31, 2018 and March 31, 2019, the Company witnessed an increase in the number of borrowers and revenues. The Company even made net income for the quarter ended March 31, 2019. According to the definition of subsequent events in ASC 855-10-20, the Company categorized the change as a non-recognized subsequent event, and referring to ASC 855-10-25-3, the Company did not recognize such a subsequent event in the financial statements.

Pursuant to ASC 250-10-45-17, “… A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”, as the change in estimates of deferred tax assets was a result of non-recognized subsequent events, the Company believes it is not necessary to restate the Form 20-F by recognition of a full valuation allowance on deferred tax assets. Instead, the Company would present the valuation allowance in our future filings, including Form 20-F for the fiscal year ending December 31, 2019.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Transaction Fees

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	USD	USD
Transaction Fees	2,178,031.90	2,496,120.00
Loans	66,000,000.00	77,861,702.00
Average Transaction fee in % (as a percentage of loan principal)	3.3%	3.2%

Transaction fees decreased $318,088.1, or 12.7% for the six months ended June 30, 2019 from the same period in 2018. For the six months ended June 30, 2019, the average transaction fee as a percentage of the initial principal was 3.3% and the principal amount of loans facilitated through our platform was approximately $66 million. For the same period in 2018, the average transaction fee as a percentage of the initial principal was 3.2% and the principal amount of loans facilitated through our platform was approximately $77.9 million. Compared with the same period in 2018, the Company slightly increased the transaction fee rate by 0.1 percentage point in the six months up to June 30, 2019.

Management Fees

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	USD	USD
Management Fees	2,369,399.90	2,726,514.00
Loans	66,000,000.00	77,861,702.00
Average Management fee in % (as a percentage of loan principal)	3.6%	3.5%

Management fees decreased $357,114.1, or 13.1% for the six months ended June 30, 2019 from the same period in 2018. For the six months ended June 30, 2019, the average management fee as a percentage of the initial principal was 3.6% and the principal amount of loans facilitated through our platform was approximately $66 million. For the same period in 2018, the average management fee as a percentage of the initial principal was 3.5% and the principal amount of loans facilitated through our platform was approximately $77.9 million. Compared with the same period in 2018, the company slightly increased the transaction fee rate by 0.1 percentage point in the six months up to June 30, 2019.

Operating Expenses

Our operating expenses consist of selling expenses, research and development and administrative expenses.

	For the six months ended June 30, 2019	For the six months ended June 30, 2018	Change	Change
	USD	USD	USD	%
Selling expenses	5,327,187.62	2,301,394.00	3,025,793.62	131.5%
Administrative expenses	4,083,922.00	3,153,411.00	930,511.00	29.5%
Research and development	351,381.00	276,946.00	74,435.00	26.9%
Total operating expenses	9,762,490.62	5,731,751.00	4,030,739.62	70.3%

Selling Expenses

Selling expenses consist primarily of various marketing expenses, including those related to lender acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our total selling expenses were $5,327,187.62 and $2,301,394 for the six months ended June 30, 2019 and 2018, respectively, an increase of $3,025,793.62 or 131.5%. Selling expenses increased for the increased expenses of the marketing promotion, advertisement and referrals in order to build up the brand and attract more lenders. At the same time, we executed incentive plans for lenders. Also due to the tightened environment for “P2P” platform, the Company did a series of marketing campaigns, online advertisement, offline campaigns to build up lenders’ confidence.

Administrative Expenses

Administrative expenses consist primarily of salaries and benefits expenses for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our total administrative expenses were $4,083,922 and $3,153,411 for the six months ended June 30, 2019 and 2018, respectively, an increase of $930,511 or 29.5%. The increase comes from the increase of payroll and professional services. The Company will continue to hire more professional teams to make constant efforts in Human Resources and Strategy. In the meantime, the Company hired professional teams in law, auditing and accounting services. Also, the increased expense for “P2P’ compliance, risk management expense, bank escrow had led to the increase of administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $351,381 and $276,946 for the six months ended June 30, 2019 and 2018, respectively, an increase of $74,435 or 26.9%. The increase was primarily driven by more investment in our platform for upgrading the platform and system based on the compliance demand from the regulatory authorities.

Net loss

Net loss for the six months ended June 30, 2019 was $6,462,425.38 as compared to net loss of $743,254 for the same period in 2018, a change of $5,719,171.38. Such change was the result of the combination of items as discussed above.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, proceeds from private placements and initial public offering.

We incurred net losses of approximately $6,462,000 for the six months ended June 30, 2019. We had approximately $1 million of cash, cash equivalents and restricted cash as of June 30, 2019. The company decided to use these resources to develop our new businesses.

Cash Flows

As of June 30, 2019, we had cash, cash equivalents and restricted cash of approximately $1 million as compared to $2.9 million as of December 31, 2018.The table below sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	USD	USD
Net cash used in operating activities	(1,969,400.00)	(487,710.00)
Net cash used in investing activities	0.00	(3,894.00)
Net cash provided by financing activities	0.00	5,720,210.00

Operating Activities

Net cash used in operating activities was approximately $1.97 million for the six months ended June 30, 2019, which was attributable primarily to a net loss of approximately $6.46 million, promotional services as our service providers required for such prepayments prior to such services being performed, and the increase of approximately $1.8 million of other payables and accrued liabilities. and the decrease of approximately $2.58 million of Prepaid expenses, an approximate $0.8 million paid for deferred tax benefit, an approximate $50,000 paid for Taxes payable, and the decrease of approximately $0.86 million of employee advances, the cash outflows were offset by the non-cash amortization of Depreciation and amortization of approximately $57,000.

Investing Activities

Net cash used in investing activities was$0 for the six months ended June 30, 2019.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 was $0 as compared with approximately $5.7 million for the six months ended June 30, 2018.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (“IFRSs”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2019. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex United States Generally Accepted Accounting Principles (“U.S. GAAP”) accounting issues, and prepare and review financial statements and related disclosures under U.S. GAAP and, as a result, the Company may not be able to identify and monitor significant accounting issues appropriately on a timely basis;

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	Lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned;

●	Lack of reviewed documentation for management’s approval on aging analysis and, as a result, the Company may not be able to accrue provision for bad debt appropriately on a timely basis;

●	Lack of sufficient monitoring of the employee resignation procedure, which may result in an inaccurate number of employees in the annual report;

●	Lack of well-structured IT general control policies and procedures for documentation of program changes, periodic transaction log reviews; control quality evaluations, backup restoration tests and centralized anti-virus detections, which may result in failure to accurately collect operational data to prepare the financial statements;

●	Lack of proper segregation of duties within accounting functions;

●	Significant deficiencies were also detected at Dianniu, one of our VIEs, which in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. Such deficiencies include: (i) lack of reviewed documentation for management’s approval on aging analysis and, as a result, the Company may not be able to accrue provision for bad debt appropriately on a timely basis; and (ii) lack of sufficient monitoring of the employee resignation procedure, which may result in an inaccurate number of employees on the annual report.

As a company with limited resources, the Company does not have the resources to fund sufficient staff to ensure a complete segregation of responsibilities within the accounting function. However, management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

●	Recruiting qualified consultants with appropriate levels of knowledge and experience in U.S. GAAP reporting to assist in resolving accounting issues in non-routine or complex transactions;

●	Set up an Internal Audit department and establish formal internal control policies and procedures. Implementation of an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. To provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Make quarterly aging analyses, which will be reviewed and confirmed by the CFO, and paying attention to the recoverable risk of long-term receivables, and accrue the bad debts provision if necessary;

●	To further standardize the process of resignation, the resignation report of employees above manager level (including managers) shall be approved by the CEO with approval records/signature;

●	The Company will set up IT strategic plans, annual plan and budget for it to be consistent with business development. The Company will maintain IT meeting minutes and communicate through emails with relevant departments. The Company will set up IT Best Practice Standards and evaluate the IT department performance annually. The Company will maintain records for IT change authorizations. The user access rights will be terminated the same day for any employees that leave the Company. The anti-virus software will be standardized and managed by specific designated personnel. The logs will be reviewed periodically to identify any unusual transactions. Restoration tests for backups will be performed regularly. Third-party services will be evaluated annually and the ones with bad performance will be terminated.

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our six months ended June 30, 2019 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s ability to commercially enter the auto leasing industry and bitcoin mining business; future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2019	2018
	USD	USD
Current assets
Cash	399,152.50	2,334,425.00
Other receivables	1,005,632.40	142,255.00
Prepaid costs and expenses	80,399.14	3,187,052.00
Current assets total	1,485,184.04	5,663,732.00

Non-current assets
Property, plant and equipment. Net	666,705.60	723,777.00

Long term prepayment
Deposits for rental vehicles		2,482,592.00
Restricted cash	600,000.00	600,000.00
Prepaid expenses	4,784,342.30	2,200,506.00
Deferred tax assets		810,863.00
Non-current assets total	6,051,047.90	6,093,961.00

Total assets	7,536,231.94	12,481,470.00

Current liabilities
Tax payable	-912.55	47,785.00
Other payable and accrued liabilities	2,354,347.08	355,434.00
Provisions
Deferred income
Liabilities directly associated with non-current assets classified as held for sale
Current tax liability
Current liabilities total	2,353,434.53	403,219.00
Non-current liabilities total

Total Liabilities	2,353,434.53	403,219.00

CAPITAL AND RESERVES
Common shares	148,992.00	148,992.00
Shares subscription receivables	-45,457.00	-45,457.00
Statutory reserves	6,189.00	6,189.00
Additional paid-in capital	15,855,220.00	15,855,220.00
Accumulated deficit	-10,782,146.59	-4,353,849.00

TOTAL EQUITY	5,182,797.41	11,611,095.00
Non-controlling interest		467,156.00
TOTAL Liabilities and equity	7,536,231.94	12,481,470.00

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the 6 months ended June 30,
	2019	2018
	USD	USD
Turnover	4,547,431.78	5,222,634.00
Cost of sales	19,377.56	314,883.00
Gross profit	4,528,054.22	4,907,751.00

Other revenue	18,974.39
Other net income
Research and development	351,381.00	276,946.00
Selling expenses	5,327,187.62	2,301,394.00
Administrative expenses	4,083,922.00	3,153,411.00

Loss from operations	-5,215,462.01	-824,000.00

Finance costs	1,246,963.37	-148,183.00
Loss before taxation	-6,462,425.38	-675,817.00

Income tax		67,437.00
Net loss	-6,462,425.38	-743,254.00

Other comprehensive income(loss)
Foreign currency translation adjustment	-34,127.79	-158,319.00
Comprehensive Loss	-6,428,297.59	-901,573.00
Less: Comprehensive loss attributable to non-controlling interest		-6,032.00
Comprehensive loss attributable to golden bull limited	-6,428,297.59	-895,541.00

Number of shares	14,899,185.00	13,982,528.00
Loss per share	-0.43	-0.05

GOLDEN BULL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2019	2018
Cash flows from operating activities:	USD	USD
Net loss	-6,462,425	-743,254
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	57,071	19,728
Loss on disposal of equipment
Deferred tax benefit	-810,863	-20,227
Amortization of stock compensation expenses for services		488,334
Change in operating assets and liabilities
Other receivables	863,377	-108,461
Prepaid expenses	2,583,836	-50,341
Security deposits
Other payables and accrued liabilities	1,848,301	-43,283
Deferred revenues
Deferred rent liabilities
Taxes payable	-48,698	-30,206
Net cash used in operating activities	-1,969,400	-487,710

Cash flows from investing activities:
Purchases of property and equipment		-3,894
Cash acquired through variable interest entity
Net cash used in investing activities		-3,894

Cash flows from financing activities:
Proceeds from issuance of ordinary shares through IPO, net		5,720,210
Net cash used in financing activities		5,720,210

Effect of exchange rate on cash	34,128	-89,026

Increase/(Decrease) in cash	-1,935,272	5,139,580

Cash and cash equivalents, and restricted cash, beginning of period	2,934,425.00	5,456,778

Cash and cash equivalents, and restricted cash, end of period	999,152.50	10,596,358
Supplemental cash flow information:
Cash paid for income tax		87,664
Non-cash transaction of investing and financing activities
Variable interest entity acquired and contributed by shareholders
Issuance of ordinary shares to service providers
Prepaid IPO costs to be net against IPO proceeds		2,397,506

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: January 30, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer